Mail Stop 3651

      May 24, 2006

Via U.S. Mail and Facsimile

Shinichi Hirabayashi
Chief Executive Officer
Exam USA, Inc.
5912 Bolsa Avenue, Suite 108
Huntington Beach, California 92649

RE:	Exam USA, Inc.
			Form 10-KSB for the Fiscal Year Ended May 31, 2005 Form 10-KSB/A for the Fiscal Year Ended May 31,
2005
      File No. 000-26442



Dear Mr. Hirabayashi :

      We have reviewed your response letter dated March 3, 2006 and have the following comments. Where indicated, we think you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 10-KSB for the Fiscal Year Ended May 31, 2005
Form 10-KSB/A for the Fiscal Year Ended May 31, 2005

Consolidated Statement of Shareholders` Equity, page F-5
1. We note your response to our prior comment 4, but do not see the revision to your statement of shareholders` equity to reflect the number of shares issued and the par value associated with the shares for your merger fees of $360,000. In this regard, please revise your future filings to adequately reflect these revisions.


      As appropriate, please amend your future filings and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

	You may contact Jeff Jaramillo at (202) 551-3212 or Linda
Cvrkel, Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.
Please contact Max Webb, Assistant Director, at (202) 551-3755 with any other questions.


							Sincerely,


							Linda Cvrkel
							Branch Chief



Via facsimile: Yoneji Hirabayashi, Chief Financial Officer
	Mark R. Ziebell, Snell & Wilmer L.L.P.
	(714) 427-7799




Shinichi Hirabayashi
Exam USA, Inc.
May 24, 2006
Page 1